Filed by Ispat International N.V.
                           Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14A-12 Under the Securities Exchange Act of 1934
                           Subject Company: Ispat International N.V.
                           Commission File No.: 001-14666


     On October 25, 2004, Ispat International N.V. issued a press release relating to its agreement to acquire LNM Holdings N.V. to form Mittal Steel Company and its agreement to merge with International Steel Group Inc.:



                   ISPAT INTERNATIONAL TO ACQUIRE LNM HOLDINGS

                          TO FORM MITTAL STEEL COMPANY



              INTERNATIONAL STEEL GROUP TO MERGE WITH MITTAL STEEL

                               FOR CASH AND STOCK




     -- Mittal Steel Will Be The World's Largest Steel Company, With Pro Forma Revenues In 2004 of $30 Billion and Annual Production Capacity of 70 Million Tons --




Rotterdam, The Netherlands, and Richfield, Ohio, October 25, 2004 - Ispat International N.V. [NYSE and Euronext Amsterdam: IST] today announced that it has agreed to acquire LNM Holdings N.V. Following completion of the transaction, the company will be renamed Mittal Steel Company N.V. Simultaneously, Ispat International and International Steel Group Inc. [NYSE: ISG] announced today that their Boards of Directors have unanimously approved a definitive agreement under which Ispat International and ISG will merge. The combined Mittal Steel will be the largest and most global steel company in the world and will be listed on the New York Stock Exchange and Euronext Amsterdam.

LNM Holdings is one of the world's largest and most profitable steel companies and also has substantial mining assets. Revenues were $9.9 billion and operating income was $3.2 billion in the first nine months of 2004. The company has annual total raw steel production capacity of over 32 million tons and owns significant mining assets, annually producing approximately 18 million metric tonnes of iron ore, 13 million metric tonnes of coke and 12 million metric tonnes of coal. LNM Holdings believes it has opportunities to achieve additional growth and cost reductions, particularly at recent acquisitions. For 2004, the company expects steel shipments of approximately 26 million tons(1) and revenues of approximately $14.5 billion.

Under the terms of the agreement with LNM Holdings, Ispat International will issue 525 million new shares, valued at $13.3 billion at Friday's closing share price on the NYSE, to the shareholder of LNM Holdings. The new shares will comprise approximately 140 million class A shares and approximately 385 million class B shares, which is in the same proportion as the Ispat International shares currently held by LNM Holdings' controlling shareholder.

Under the terms of the agreement with ISG, ISG shareholders will receive $21.00 per share in cash and a number of Mittal Steel shares equal to $21.00 divided by the average closing price of Mittal Steel for the 20 trading days prior to closing, up to a maximum of 0.6087 shares and a minimum of 0.4793 shares. The value in the merger would be $42.00 per ISG share, or $4.5 billion in the aggregate if the average price of Mittal Steel shares for the 20 trading days prior to the merger is between $34.50 and $43.81 per share. ISG shareholders will be able to elect between cash and Mittal Steel shares, subject to pro ration such that 50% of the total consideration will be in cash and 50% will be in Mittal Steel shares. The closing prices of Ispat International and ISG shares on Friday, October 22, 2004 on the NYSE were $25.34 and $29.68, respectively.

     The  companies   have  signed  a  Letter  of  Agreement   with  the  United
Steelworkers of America and the Independent Steelworkers Union.

Upon completion of both transactions, Mittal Steel will be the largest and among the most profitable steel companies in the world.

     > Mittal Steel will have operations in 14 countries on four continents and 165,000 employees
     > For the nine months ended September 30, 2004, Mittal Steel had pro forma revenues of $22.5 billion, pro forma operating income of $4.9 billion, and pro forma total steel shipments of 43 million tons.
     > For 2004, Mittal Steel expects pro forma revenues of over $31.5 billion, pro forma operating income of $6.8-7.0 billion, pro forma total steel shipments of approximately 57 million tons, pro forma net debt of $3.2 billion, and pro forma earnings per share of $7.20-7.40(2), based on approximately 704 million(3) shares of Mittal Steel outstanding.(4)


--------
1 Shipments at Ispat Polska Stal taken from March 5, 2004.
2 Figures do not consider any purchase accounting adjustment.
3 Assuming issuance of the maximum number of shares under the merger agreement. 4 Pro forma depreciation and amortization for 2004 is expected to be approximately $800 million.

     Lakshmi N. Mittal will be chairman and chief executive officer of Mittal a Steel. Wilbur L. Ross, chairman of ISG, will become a Board member of Mittal Steel. Aditya Mittal will be president, group chief financial officer and a Board member. Malay Mukherjee will be chief operating officer. Rodney Mott, president and chief executive officer of ISG, will become chief executive officer of Mittal Steel's combined U.S. operations.

"These transactions dramatically change the landscape of the global steel industry," said Mr. Lakshmi N. Mittal. "We are bringing together Ispat International, LNM Holdings and ISG, one of the largest integrated steel producers in North America, creating a global powerhouse. In recent years, the steel industry has been characterized by predominantly regional consolidation. This combination represents a significant step forward in the globalisation of the industry."

Mr. Mittal continued, "The combined company will have excellent positions in raw materials, particularly coal, coke and iron ore, as well as strong positions in key end sectors. This combination also provides Mittal Steel with a more significant presence in important industrialized economies such as those in North America and Europe and in economies that are expected to experience above average growth in steel consumption, including Asia and Africa. Finally, I am particularly pleased that Wilbur Ross and Rodney Mott, who formed ISG and transformed the U.S. steel industry, will continue to have key roles at the new company."

Mr. Ross said, "This transaction achieves all our financial and business objectives. It provides our shareholders with an excellent rate of return and the potential for strong future appreciation. It accelerates by several years our strategy to become a leading global steelmaker. By joining with Mittal Steel, respected in the global steel industry for both its strategic vision and operational excellence, we have provided our shareholders immediate value, as well as participation in a new, financially strong, profitable global enterprise with excellent growth prospects."

Mr. Aditya Mittal said, "We believe that Mittal Steel will be a leader not only in terms of its global reach and operational excellence, but also among the most profitable steel producers in the world. Mittal Steel's financial strength will enable us to implement return-driven capital expenditure programs at our plants and enhance our ability to pursue future transactions. Most importantly, both the companies can share best-in-class practices at all facilities, accelerating the competitive edge Mittal Steel has due to its global management breadth and expertise."

     Mr. Mott said, "For our employees and communities especially, both of whom have experienced the contraction of the industry, this combination provides a strong measure of stability and the greater potential of a financially sound and secure steel company, with a diversity of operations in the United States and internationally. Our scale and capabilities, strong synergies, and a dynamic product offering will enable us to serve customers even better. This is an exciting combination borne out of strength."



Mittal Steel's strategy will be to enhance long-term shareholder value both by continuously strengthening its position as a low-cost, high quality steel producer and by continuing to play an integral role in a globally diverse steel industry. The company is well positioned in key areas that management believes will experience significant growth in steel consumption. The combined company will encompass all aspects of modern steelmaking to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It will serve all the major steel consuming sectors, including the automotive, appliance, machinery and construction sectors.

Ispat International operates in 6 countries in North America and Western Europe, including the United States through Ispat Inland Inc. Ispat International has annual total raw steel production capacity of over 18 million tons and is targeting 2004 revenues of approximately $8.3 billion.

LNM Holdings operates in 8 countries in Europe, Africa and Asia. It has annual total raw steel production capacity of over 32 million tons and is targeting 2004 revenues of approximately $14.5 billion.

ISG is one of the largest integrated steel producers in North America and among the top ten globally. Since being formed in April 2002, it has grown rapidly by acquiring the steel making assets of LTV, Acme Steel, Bethlehem Steel, Weirton Steel and Georgetown. ISG has annual total raw steel production capacity of approximately 20 million tons and is targeting 2004 revenues of approximately $9 billion.

LNM Holdings Transaction Highlights

     The Board of Directors of Ispat International has approved a transaction under which Ispat International will acquire 100% of LNM Holdings in an all-share transaction. This acquisition is subject to a number of conditions including, among others, the approval of the shareholders of Ispat International. The LNM Holdings acquisition has received the support of Mr. Lakshmi Mittal, who is chairman of both companies and the controlling shareholder of Ispat International and LNM Holdings, either directly or indirectly. In light of Mr. Lakshmi Mittal's role at both companies, the Ispat International Board formed a special committee of independent directors to represent the interests of Ispat International's minority shareholders in evaluating and negotiating the terms of the acquisition of LNM Holdings. The Special Committee unanimously approved the Acquisition Agreement and unanimously recommended that the LNM Holdings acquisition be approved by the Board of Ispat International. LNM Holdings has declared a dividend of $2 billion to LNM Holdings' seller in the fourth quarter of 2004. At year-end 2004, LNM Holdings is expected to have a post-dividend net cash position (defined as cash and cash equivalents less payable to banks, current portion of long-term debt and long-term debt) of approximately $100 million. The combination of Ispat International and LNM Holdings is expected to be completed by the end of 2004. Following completion of the LNM Holdings acquisition, Ispat International shareholders will own approximately 18.3% of the combined company and LNM Holdings shareholders will own approximately 81.7%. Credit Suisse First Boston LLC and Houlihan Lokey Howard & Zukin LLC acted as financial advisors to the Special Committee, and Shearman & Sterling LLP and NautaDutilh acted as legal counsels. HSBC and Citigroup acted as financial advisors and Cleary, Gottlieb, Steen & Hamilton acted as legal counsel to LNM Holdings.



ISG Transaction Highlights

The merger with ISG is subject to approval by the shareholders of ISG and Ispat International or Mittal Steel, depending on the timing of the shareholder vote, as well as regulatory approvals and satisfaction of other customary closing conditions. In addition, the transaction is subject to the completion of the acquisition of LNM Holdings by Ispat International. The transaction is expected to be completed by the end of the first quarter of 2005. Following the completion of this transaction, ISG shareholders will own between approximately 6.9% and 8.6%, depending on the average price of Mittal Steel shares for the 20 trading days prior to the merger. Credit Suisse First Boston LLC acted as financial advisor and Shearman & Sterling LLP acted as legal counsel to Ispat International. UBS Securities LLC and Goldman, Sachs & Co. acted as financial advisors and Jones Day acted as legal counsel to ISG.

Ispat International and ISG Third Quarter 2004 Results Reported

In separate announcements issued today, Ispat International and ISG released results for the quarter ended September 30, 2004.

About Ispat International

Ispat International is the world's eleventh largest steel producer with steel-making operations in six countries. Ispat International's operating philosophy embraces both integrated mini-mill and blast furnace processes for steel making. Its steel shipments have increased from 1.5 million tons in 1992 to 15.2 million tons in 2003 and were 12.4 million tons for the first nine months of 2004. In 2003, Ispat International's consolidated sales, operating income and net income were $5,441 million, $151 million and $66 million respectively. For the nine months ended September 30, 2004, Ispat International's consolidated sales, operating income and net income were $6,320 million, $1,243 million and $887 million, respectively. Ispat International is currently listed on Euronext Amsterdam and the NYSE and, based on the closing price on Friday, October 22, 2004 on the NYSE, has a market capitalization of approximately $3.0 billion. For additional information on Ispat International, visit www.mittalco.com.

About LNM Holdings N.V.

LNM Holdings is one of the world's largest steel producers, and operates steel-making and processing facilities in eight countries. LNM Holdings has in recent years significantly increased its production and shipments of steel products, primarily through the acquisition of additional steel producing assets. LNM Holdings shipped a total of 12.3 million tons of steel and steel products in 2003 and 19 million tons for the first nine months of 2004. The company has acquired several steelmaking businesses over the past three years, notably in Poland, the Czech Republic, Romania and South Africa. The company has an integrated business model with steelmaking facilities in six countries providing a diversified portfolio of flat and long products. Summary financial information for LNM Holdings for the quarter ended September 30, 2004 is attached. For additional information on LNM Holdings, visit www.mittalco.com.

About International Steel Group

International Steel Group Inc. is one of the largest integrated steel producers in North America and among the top ten globally. It produces a variety of steel products including hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, wire rod and rail products and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery sectors. For additional information on ISG, visit www.intlsteel.com.

Investment Community Conference Call and Webcast

The companies will host a presentation to the financial community on today's announcement. A telephone and webcast presentation will be available live at 9:00AM New York time / 2:00 PM London time. You may access the live webcast presentation at www.mittalco.com or www.intlsteel.com. The conference call can be accessed by dialing (800) 599-9829 in the United States or (617) 847-8703 outside the United States. Please ask to be connected to the Mittal Steel/ISG conference call.

A replay of the webcast and the conference call will be available from 12:00 noon New York time / 5:00 PM London time on October 25, 2004 through 12:00 noon New York time / 5:00 PM

London time on November 8, 2004. You may access the webcast replay at www.mittalco.com or www.intlsteel.com. A replay of the conference call can be accessed by dialing (888) 286-8010 in the United States or (617) 801-6888 outside the United States. The replay passcode is 42562223.

If you have any questions regarding the webcast or conference call, please contact Paula Chirhart of The Abernathy MacGregor Group at (212) 371-5999.





Contacts:

Mittal Steel Company                ISG


Investors                           Investors
---------                           ---------
Mr. T.N. Ramaswamy                  Mr. Blaise E. Derrico
Director, Finance                   Manager, Investor Relations
+44 20 7543 1174                    330-659-7430

Media                               Media

Ms. Nicola Davidson                 Mr. Charles T. Glazer
General Manager, Communications     Manager, Communications and Public Relations
+44 20 7543 1172                    330-659-9121

Mr. Chuck Burgess                   Mr. Jeffrey Taufield
Ms. Gillian Angstadt                Mr. Todd Fogarty
Abernathy MacGregor Group           Kekst and Company
212-371-5999                        212-521-4800

Mr. David Simonson
Mr. Lachlan Johnson
Merlin Financial
+44 20 7653 6620


Safe Harbor Statement

This press release contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective management's current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The transactions may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the transactions. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends.

For more detailed information on the risks and uncertainties associated with Ispat International's and ISG's business activities see our respective reports filed with the SEC. The companies undertake no obligation to publicly update their forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the acquisition of LNM Holdings, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available.

Ispat International intends to file with the Securities and Exchange Commission a registration statement on Form F-4 that will include a proxy statement of ISG and a prospectus of Ispat International and other relevant documents in connection with the proposed transaction. In addition, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Ispat International and ISG are urged to read the proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel Company and ISG and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Ispat International and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses.

All investment is subject to risk. The value of securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

                      LNM HOLDINGS N.V. THIRD QUARTER 2004
                              FINANCIAL STATEMENTS


The following is summary unconsolidated financial information for LNM Holdings N.V. for the third quarter of 2004. This information is unaudited and has not been reviewed by LNM Holdings external auditors. Ispat International N.V. has not independently verified any of this information.

         LNM HOLDINGS N.V. - CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

                                                                                  As at September
                                                                                         30, 2004
In millions of U.S. Dollars
                                                                                      (Unaudited)
ASSETS

Current Assets
   Cash and cash equivalents, including short term investments                             $2,158
   Trade accounts receivable - net                                                          1,371
   Inventories                                                                              2,068
   Prepaid expenses and other                                                                 677
   Deferred tax assets                                                                         36
                                                                                          -------
   Total Current Assets                                                                     6,310

Property, plant and equipment - net                                                         4,399
Investments in affiliates and Joint Ventures                                                  330
Deferred tax assets                                                                            16
Other assets                                                                                   95
                                                                                          -------
Total Assets                                                                              $11,150
                                                                                          =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Payable to banks and current portion of long-term debt                                    $351
   Trade accounts payable                                                                   1,038
   Accrued expenses and other current liabilities                                           1,287
   Deferred tax liabilities                                                                     7
                                                                                          -------
   Total Current Liabilities                                                                2,683

Long term debt                                                                                697
Deferred tax liabilities                                                                      629
Deferred employee benefits                                                                     97
Other long term obligations                                                                   722
                                                                                          -------
Total Liabilities                                                                           4,828

Minority Interest                                                                           1,556


                                       10




Shareholders' equity
   Common shares                                                                               50
   Retained earnings                                                                        4,096
   Cumulative other comprehensive income                                                      620
                                                                                          -------
Total Shareholders' equity                                                                  4,766
                                                                                          -------
Total Liabilities, Minority Interest and Shareholders' Equity                             $11,150
                                                                                          =======

LNM HOLDINGS N.V. - CONSOLIDATED FINANCIAL

& OTHER INFORMATION AS PER U.S. GAAP


                                                                                  For the Third Quarter               For the Nine
                                                                                                  Ended               Months Ended
                                                                                          September 30,              September 30,
In millions of U.S. Dollars, except other data                                                     2004                       2004
                                                                                            (Unaudited)                (Unaudited)
STATEMENT OF INCOME DATA

Sales                                                                                             3,965                      9,942
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                                     2,458                      6,119
   Depreciation                                                                                     103                        264
   Selling, general and administrative expenses                                                     144                        399
                                                                                          --------------               -------------
                                                                                                  2,705                      6,782
Operating income (loss)                                                                           1,260                      3,160
Operating margin                                                                                  31.8%                      31.8%
Other income (expense) - net                                                                         13                         51
Financing costs:
   Interest (expense)                                                                              (17)                       (47)
   Interest income                                                                                   19                         40
   Net gain (loss) from foreign exchange                                                              8                          7
                                                                                          --------------               ------------
                                                                                                     10                          -
                                                                                          --------------               ------------
Income (loss) before taxes                                                                        1,283                      3,211

Income tax expense (benefit):
   Current                                                                                          190                        419
   Deferred                                                                                          45                        124
                                                                                          --------------               ------------
                                                                                                    235                        543
                                                                                          --------------               ------------
Net income before minority interest                                                               1,048                      2,668
                                                                                          --------------               -------------
Minority interest share of net income                                                               184                        402
                                                                                          --------------               ------------
Net income (loss)                                                                                  $864                     $2,266
                                                                                          ==============               =============


OTHER DATA

Total shipments of steel products including inter-company shipments
(thousands of tons)                                                                               6,696                     19,031

                 LNM HOLDINGS N.V. - CONSOLIDATED STATEMENTS OF
                           CASH FLOWS AS PER U.S. GAAP


                                                                                     For the Third               For the Nine
                                                                                     Quarter Ended               Months Ended
                                                                                September 30, 2004         September 30, 2004
In millions of U.S. Dollars                                                            (Unaudited)                (Unaudited)

Operating activities:
Net income                                                                                     864                      2,266

Adjustments required to reconcile net income to net cash provided from operations:
   Depreciation                                                                                103                        264
   Deferred employee benefit costs                                                               1                          -
   Net foreign exchange loss (gain)                                                              -                        (1)
   Deferred income tax                                                                          45                        124
   Undistributed earnings from joint ventures                                                    -                       (31)
   Minority Interest in the share of net income                                                184                        402
   Other operating expenses                                                                    (6)                        (5)
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
   Trade accounts receivable                                                                  (86)                      (485)
   Inventories                                                                               (213)                      (533)
   Prepaid expenses and other assets                                                         (139)                      (319)
   Trade accounts payable                                                                      137                        148
   Accrued expenses and other liabilities                                                      119                        354
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                    1,009                      2,184
-----------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment                                                 (186)                      (430)
   Proceeds from sale of assets and investments                                                  -                          2
   Investments in affiliates and joint ventures                                               (11)                       (11)
   Acquisition of net assets of subsidiaries, net of cash acquired                               8                        (7)
   Other investing activities                                                                    -                          3
-----------------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                                      (189)                      (443)
-----------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                                                              132                        184
   Proceeds from long-term debt                                                                  -                        106
   Payments of payable to banks                                                               (26)                      (200)
   Payments of long-term debt                                                                 (23)                      (127)
   Dividend                                                                                  (150)                      (411)
-----------------------------------------------------------------------------------------------------------------------------
Net cash (used) by financing activities                                                       (67)                      (448)
-----------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                      753                      1,293
Effect of exchange rate changes on cash                                                         16                         45


                                       13




Cash and cash equivalent:
   At the beginning of the period                                                            1,389                        820
   At the end of the period                                                                  2,158                      2,158
-----------------------------------------------------------------------------------------------------------------------------


                                       14